NEWS RELEASE
TSX Venture Exchange Symbol: SNV	March 26th, 2007

SONIC ADVANCES TERMS OF TERRA-KLEEN ACQUISITION

Vancouver, Canada – David Coe, Chairman of Sonic Environmental Solutions Inc. (SNV:TSX-V) is pleased to announce that the Company is amending the original agreement by which it acquired Terra-Kleen Response Group (“Terra-Kleen”) in December 2005 to advance the terms and extinguish all outstanding obligations of Sonic, effective immediately.

Under the terms of the original agreement and plan of merger, Sonic obtained all rights to the Terra-Kleen technology and was obligated to make further payments until December 2008, totaling up to US$6.5 million to Mr. Alan Cash, the founder and sole shareholder of Terra-Kleen. Under the amended agreement, Sonic has made a single, final payment of US$250,000 to Mr. Cash and will have no further obligations of any kind in relation to the original agreement. Sonic will release approximately 600,000 common shares of Sonic from escrow, held by Mr. Cash.

David Coe, Chairman of Sonic commented “On behalf of the Board and staff of Sonic I want to thank Alan for his efforts as an employee and as a contributing Board member. Alan worked diligently with Sonic to transfer his 13 years of operational acumen to Sonic, over and above the patent base on which the Terra-Kleen technology was developed. We wish Alan every success in the future.”

Since acquiring Terra-Kleen in December 2005, Sonic has worked to adapt the Sonic Treatment System to incorporate the Terra-Kleen technology. After successfully doing so at Sonic’s project in Delta, BC, Sonic has used the Terra-Kleen technology to successfully complete an initial project in Eastern Canada and is currently deployed on a second project, near Toronto, Ontario.

About Sonic
Sonic develops and markets Sonoprocess™ solutions utilizing the Company’s patented sonic generator technology. These Sonoprocess™ solutions represent the world’s only large scale use of sonic energy in process industries. Sonic’s Environmental Remediation Division markets remediation services utilizing both our Sonoprocess™ and the Terra-Kleen technologies for the removal and destruction of Persistent Organic Pollutants in soil. Sonic is now developing further proprietary SonoprocessTM applications to better meet the needs of major process industries.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For further information, please contact:

Robin Cook, CHF Investor Relations	Tel:	(416) 868-1079	ext. 228	Email:	robin@chfir.com

Adam Ranjit Sumel, Sonic’s CEO	Tel:	(604) 736-2552		Email:	asumel@sesi.ca

www.SonicEnvironmental.com